Exhibit 99.1

MindWalk Appoints Kim Remizowski to Board of Directors as Independent Director

Veteran Banker and Licensed Fiduciary to Serve on the Audit Committee and the Compensation, Nomination and Governance Committee

AUSTIN, Texas—(BUSINESS WIRE)—MindWalk Holdings Corp. (“MindWalk”) (NASDAQ: HYFT), a Bio-Native AI company, today announced the appointment of Kim Remizowski to its Board of Directors as an independent director, effective September 29, 2026. Mr. Remizowski will serve on the Audit Committee and the Compensation, Nomination and Governance Committee. The Board has determined that he qualifies as an independent director under Nasdaq listing rules and as an audit committee financial expert under applicable SEC rules. With this appointment, the Board comprises four directors, three of whom are independent.

Mr. Remizowski most recently served as Director, Private Equity at Vistra, a global corporate services group operating in more than 50 jurisdictions, where he oversaw governance for a portfolio of investment funds and holding structures. He brings more than 35 years of experience in institutional banking and fiduciary oversight, including board service at Merrill Lynch Bank and Trust Company (Cayman) Ltd., Managing Director responsibility at DMS Bank & Trust Ltd., and 17 years at Royal Bank of Canada. A Caymanian, he has spent the greater part of his career in the Cayman Islands financial services sector and is an Accredited Director of the Chartered Governance Institute of Canada and a Licensed Director with the Cayman Islands Monetary Authority (CIMA).

The appointment comes as MindWalk expands contracted, recurring platform deployments with life sciences clients on ReefIQ™, the biological data substrate that provides context for life sciences, powered by HYFT® Technology. Serving regulated life sciences workloads puts data integrity and governance at the center of the Company’s value proposition and raises the premium on independent financial and governance oversight at the Board level.

“Kim brings the kind of governance depth that becomes load-bearing exactly when a company moves from building technology to deploying it at scale,” said Jennifer Bath, PhD, President and Chief Executive Officer of MindWalk. “We are selling infrastructure into regulated life sciences workloads, and the credibility of that position rests as much on the quality of our governance as on the quality of the science. Kim has spent 35 years inside regulated financial institutions as a bank director and licensed fiduciary, and he brings that governance discipline to our Board and its committees. We are pleased to welcome him to the Board.”

“MindWalk is building foundational infrastructure for life sciences AI and holding itself accountable for how that infrastructure is governed. That is a discipline I recognize from the institutional side of finance,” said Mr. Remizowski. “I look forward to working with Dr. Bath, the Chair, and my fellow directors, and to bringing the rigor of regulated financial oversight to the Board’s committees as the Company scales.”

MindWalk Holdings Corp.

About Kim Remizowski

Mr. Remizowski, a Caymanian, has more than 35 years of experience in institutional banking and fiduciary oversight. Most recently, he served as Director, Private Equity at Vistra, a global corporate services group operating in more than 50 jurisdictions, where he oversaw governance for a portfolio of investment funds and holding structures and worked across a network of fund sponsors, institutional allocators, and family offices in North America, Europe, Latin America, and the Caribbean.

Previously, Mr. Remizowski served as Resident Director of Merrill Lynch Bank and Trust Company (Cayman) Ltd., Bank of America Merrill Lynch’s Cayman Class B bank, with overall responsibility for the bank’s operation, including its loan, deposit, and investment businesses and all regulatory and financial reporting to CIMA. He sat on the bank’s Board as Director and Secretary, held credit approval authority for international securities-based loans above $10 million, and was a director and authorized signatory of numerous Merrill Lynch legal entities. He also served as Managing Director of DMS Bank & Trust Ltd., with responsibility for the bank’s strategic direction, operations, finance, and compliance, and at Intertrust Group (now CSC), where he led the Private Client Trust & Corporate team, with $700 million in assets under management. Earlier, he was Manager, Banking, Treasury & Operations at Aall Trust & Banking Corporation, where he was a member of the Executive Committee. He began his career at Royal Bank of Canada, where over 17 years he advanced through branch management, inspection, and operations roles to regional responsibility for 13 branches.

Mr. Remizowski is an Accredited Director of the Chartered Governance Institute of Canada, a Licensed Director with CIMA, a Trust and Estate Practitioner (TEP) with STEP, an Associate of the Institute of Canadian Bankers, and a Certified Digital Asset Advisor. He maintains an active professional interest in the governance of emerging technologies, including artificial intelligence and digital assets.

About MindWalk Holdings Corp.

MindWalk Holdings Corp. (NASDAQ: HYFT) is a Bio-Native AI company building the BioIntelligence infrastructure that life sciences AI and agentic AI require, integrating AI, data, and advanced wet lab capabilities into one connected discovery ecosystem. At its core is HYFT® Technology, a proprietary, function-aware representation of biology. Its HYFT fingerprints span sequence and structural biology and, refined over 20 years of curation, form a continuously evolving biological representation of 660 million patterns and 25 billion relationships. This enriched biological representation is the architecture behind ReefIQ™, the biological data substrate that provides context for life sciences, enriching data at ingestion and growing more valuable with each program run on it, and LensAI™, the reasoning and application layer for target discovery, candidate diligence, portfolio decision support, and the agentic AI workflows pharma is racing to deploy. By design, value compounds in this HYFT representation layer, not in any individual AI model that runs on top of it.

MindWalk Holdings Corp.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. Forward-looking statements are based on management’s current expectations and assumptions and are subject to known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially, including: the ability of newly appointed directors to contribute to governance, oversight, and strategic direction as anticipated; the risk that a director resigns, is not re-elected, or is unable to serve; the Company’s ability to maintain compliance with Nasdaq listing standards, including independence and committee composition requirements; the Company’s ability to convert engagement into contracted, recurring platform arrangements and to retain and expand those arrangements; the Company’s ability to attract and retain qualified independent directors; the build-out and certification of compliance and governance capabilities for regulated life sciences workloads; market acceptance and commercial outcomes of ReefIQ™ and LensAI™; the technical performance of AI-based discovery methods and of the underlying compute infrastructure; intellectual property risks, including the ability to obtain, maintain, defend, and enforce patent and other proprietary rights; competition; regulatory determinations; and capital markets, economic, and geopolitical conditions. Additional information about these and other risks is available under “Risk Factors” in MindWalk’s most recent Annual Report on Form 20-F and other filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov/edgar). Except as required by law, MindWalk undertakes no obligation to update any forward-looking statement. Nothing in this press release constitutes investment advice. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Trademarks

HYFT® is a registered trademark of MindWalk Holdings Corp. LensAI™ and ReefIQ™ are trademarks of MindWalk Holdings Corp. or its subsidiaries; ReefIQ™ registration is pending. All other trademarks are the property of their respective owners.

Investor Relations Contact

Louie Toma, CPA, CFA

Managing Director, CoreIR

investors@mindwalkai.com

Source: MindWalk Holdings Corp.

3

MindWalk Holdings Corp.